Exhibit 12.1
IKON Office Solutions, Inc
Ratio of Earnings to Fixed Charges
(dollars in thousands)

	Fiscal Year Ended September 30
	2007	2006	2005	2004	2003

Earnings:
Income from continuing operations	$114,487	$106,249	$73,195	$88,309	$127,406
Add:
Provision for income taxes	48,947	51,669	31,755	30,308	77,544
Fixed charges	90,940	99,007	118,140	171,878	232,028

Earnings, as adjusted (A)	$254,374	$256,925	$223,090	$290,495	$436,978

Fixed charges:
Other interest expense incl int on cap leases	$56,804	$62,239	$78,689	$140,733	$198,617
Estimated int component of rental expense *	34,136	36,768	39,451	31,145	33,411

Total fixed charges (B)	$90,940	$99,007	$118,140	$171,878	$232,028

Ratio (A)/(B)	2.8	2.6	1.9	1.7	1.9

*	Estimated interest approximates one-third of rental expense.